PEMBINA

Pembina Pipeline Corporation Reports Results for the Second Quarter 2021 and Updates 2021 Guidance

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); cash flow from operating activities per common share; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP Measures" herein.

CALGARY, ALBERTA, **August 5, 2021** – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2021.

Highlights

- Updated 2021 adjusted EBITDA guidance range by raising the low end; adjusted EBITDA is now expected to be $3.3 to $3.4 billion

- Second quarter and year-to-date adjusted EBITDA of $778 million and $1.6 billion

- Volumes across Pembina's pipeline systems and facilities continue to rise, reflecting the impact of higher commodity prices and strong Western Canadian Sedimentary Basin fundamentals

- The second quarter was highlighted by the announcement of three transformational partnerships, including a partnership with the Haisla Nation to develop the proposed Cedar LNG Project and Chinook Pathways, a partnership with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, as well as a vision for the Alberta Carbon Grid

- Terminated arrangement agreement with Inter Pipeline on July 25 and subsequently received a $350 million termination fee

Financial and Operational Overview

($ millions, except where noted)(unaudited)	3 Months Ended June 30 2021	3 Months Ended June 30 2020[3]	6 Months Ended June 30 2021	6 Months Ended June 30 2020[3]
Infrastructure and other services revenue	739	707	1,484	1,455
Product sales revenue	1,215	561	2,515	1,484
Total revenue	1,954	1,268	3,999	2,939
Net revenue[1]	894	776	1,893	1,641
Earnings	254	258	574	577
Earnings per common share – basic & diluted (dollars)	0.39	0.40	0.91	0.91
Cash flow from operating activities	584	642	1,040	1,052
Cash flow from operating activities per common share – basic (dollars)[1]	1.06	1.17	1.89	1.91
Adjusted cash flow from operating activities[1]	538	586	1,120	1,162
Adjusted cash flow from operating activities per common share – basic (dollars)[1]	0.98	1.07	2.04	2.11
Common share dividends declared	347	347	693	693
Dividends per common share (dollars)	0.63	0.63	1.26	1.26
Capital expenditures	146	211	273	694
Total volume (mboe/d)[2]	3,500	3,427	3,491	3,468
Adjusted EBITDA[1]	778	789	1,613	1,619

[1] Refer to "Non-GAAP Measures".
[2] Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.
[3] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's management's discussion and analysis for the three and six months ended June 30, 2021 ("MD&A") and Note 2 to Pembina's unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2021 ("Interim Financial Statements").

Financial and Operational Overview by Division

($ millions, except where noted)	3 Months Ended June 30 2021 Volumes[1]	2021 Gross Profit	2021 Adjusted EBITDA[2]	2020 Volumes[1]	2020 Gross Profit[4]	2020 Adjusted EBITDA[2]	6 Months Ended June 30 2021 Volumes[1]	2021 Gross Profit	2021 Adjusted EBITDA[2]	2020 Volumes[1]	2020 Gross Profit[4]	2020 Adjusted EBITDA[2]
Pipelines	2,627	341	522	2,555	379	540	2,607	700	1,051	2,592	778	1,090
Facilities	873	198	270	872	165	250	884	395	539	876	341	506
Marketing & New Ventures[3]	—	12	38	—	(85)	29	—	85	128	—	72	84
Corporate	—	(1)	(52)	—	1	(30)	—	—	(105)	—	2	(61)
Total	3,500	550	778	3,427	460	789	3,491	1,180	1,613	3,468	1,193	1,619

[1] Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
[2] Refer to "Non-GAAP Measures".
[3] Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's MD&A for further information.
[4] Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to the Interim Financial Statements.

Financial & Operational Highlights

Adjusted EBITDA

Change in Second Quarter Adjusted EBITDA *($ millions)*[1]



[1]   Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to the Interim Financial Statements.

Pembina reported adjusted EBITDA of $778 million for the second quarter, one percent lower than the same period in the prior year. Higher margins on NGL and crude oil sales and the positive impact of higher marketed NGL volumes were offset by an increase in the realized loss on commodity-related derivatives. In addition, the year-over-year decrease was largely due to lower revenue at Edmonton South Rail Terminal, due to an $11 million non-recurring leasing adjustment made in the second quarter of 2020; the impact of a lower U.S. dollar exchange rate; higher power costs, a portion of which were not recoverable in revenue; and higher general and administrative expense. These factors were offset by strong performance from existing assets along with Prince Rupert Terminal, Empress Infrastructure and Duvernay III being placed into service in Facilities, and higher interruptible volumes on the Peace Pipeline system. Higher general & administrative expense was largely due to higher long-term incentive costs driven by Pembina's increasing share price in the second quarter of 2021 compared to a decreasing share price in the second quarter of 2020, partially offset by a reduction in salaries and wages.

Earnings

Change in Second Quarter Earnings *($ millions)*[1][2][3]



[1]   Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to the Interim Financial Statements.
[2]   Marketing & New Ventures results ex. hedging activities includes gross profit for Marketing & New Ventures less realized and unrealized losses on commodity-related derivative financial instruments.
[3]   Other includes other expenses, impairments and corporate.

Pembina reported earnings of $254 million for the second quarter, two percent lower than the same period in the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, earnings were positively impacted by a lower unrealized loss on commodity-related derivatives and lower current tax expense as a result of lower taxable income, combined with the reduction of the Alberta corporate tax rate from 10 to 8 percent effective July 2020. Earnings in the second quarter also were negatively impacted by lower income received associated with the Canadian Emergency Wage Subsidy program, an increase in acquisition related costs, lower share of profit from Ruby, and an increase in net finance costs due to second quarter losses on non-commodity-related derivative financial instruments compared to gains recognized in the second quarter of 2020.

Cash Flow From Operating Activities

Cash flow from operating activities of $584 million for the second quarter was a decrease of nine percent over the same period in the prior year. The decrease was driven primarily by an increase in taxes paid due to higher tax installments given the COVID-related deferrals in 2020, an increase in net interest paid, and a decrease in operating results, as discussed above, after adjusting for non-cash items. These factors were partially offset by a decreased change in non-cash working capital. On a per share (basic) basis, cash flow from operating activities for the second quarter also decreased by nine percent compared to the same period in the prior year due to the same factors.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $538 million was eight percent lower compared to the same period in the prior year. The decrease is due to the same factors impacting cash flow from operating activities, discussed above, net of the increase in taxes paid and change in non-cash working capital, and an increase in accrued share-based payment expense, driven by Pembina's increasing share price in the second quarter of 2021 compared to a

decreasing share price in the second quarter of 2020. On a per share (basic) basis, adjusted cash flow from operating activities for the second quarter also decreased by eight percent due to the same factors.

Volumes

Total volumes of 3,500 mboe/d for the second quarter represents an approximately two percent increase over the same period in the prior year. The increase was the result of higher volumes in Pipelines, as discussed in further detail below.

Divisional Highlights

• Pipelines reported adjusted EBITDA for the second quarter of $522 million, representing a three percent decrease compared to the same period in the prior year. The decrease was largely a result of lower revenue at Edmonton South Rail Terminal due to a lease-related adjustment during the second quarter of 2020; a lower U.S. dollar exchange rate; and increased operating expenses due to higher integrity spending and higher power costs, a portion of which were not recoverable in revenue. These factors were partially offset by higher interruptible volumes on Peace Pipeline and Cochin Pipeline.

Pipelines volumes of 2,627 mboe/d in the second quarter represent a three percent increase compared to the same period in the prior year. The increase largely was driven by higher interruptible volumes on Peace Pipeline and Cochin Pipeline as well as higher seasonal volumes on Alliance Pipeline. These increases were offset by lower interruptible volumes on Vantage Pipeline, as market conditions exist for end users to source their supply from the Redwater Complex, and lower volumes on Ruby Pipeline due to contract expirations.

• Facilities reported adjusted EBITDA of $270 million for the second quarter, which represents an eight percent increase over the same period in the prior year. The increase was primarily due to the contribution from Empress Infrastructure and Duvernay III, which were placed into service in the fourth quarter of 2020, and Prince Rupert Terminal and Veresen Midstream's Hythe Developments, which were placed into service in March 2021.

Facilities volumes of 873 mboe/d in the second quarter were consistent with the same period in the prior year. Increased revenue volumes associated with Duvernay III being placed into service in the fourth quarter of 2020 were largely offset by lower supply volumes on the East NGL System, as these volumes are now being processed at Empress NGL Extraction Facility.

• Marketing & New Ventures reported second quarter adjusted EBITDA of $38 million, consistent with the same period in the prior year. Higher margins were realized on NGL and crude oil sales as a result of the higher NGL and crude oil prices during the second quarter of 2021 and higher marketed NGL volumes. This was largely offset by the realized loss on commodity-related derivatives, due to higher NGL and crude oil market prices, compared to a realized gain in the same period in the prior year. Additionally, in 2020, the majority of storage margins were earned in the second quarter, whereas in 2021, storage margins are being realized evenly throughout the year. Excluding the impact of realized hedging losses, second quarter adjusted EBITDA increased $78 million over the same period in the prior year.

Marketed NGL volumes of 173 mboe/d in the second quarter represents an 11 percent increase compared to the same period in the prior year. Marketed NGL volumes increased as sales have returned to pre-pandemic

levels compared to the second quarter of 2020 when Pembina built up storage positions due to lower commodity prices, combined with increased volumes at Aux Sable.

Executive Overview

We continue to see considerable positive momentum in our business including a second quarter highlighted by exciting developments charting Pembina's future path. A combination of rising volumes across many parts of our business, project reactivations, a more than $5 billion development portfolio of highly probable and highly economic growth projects, and a number of transformational announcements demonstrate that Pembina remains very well positioned.

Recent Activity & Guidance Update

Activity in the Western Canadian Sedimentary Basin ("WCSB") continues to benefit from strengthening commodity prices across all the products within Pembina's integrated value chain – crude oil, condensate, natural gas, and natural gas liquids – and this has enhanced our confidence in our 2021 outlook. Based on year-to-date results and the outlook for the remainder of the year, Pembina has updated its 2021 Adjusted EBITDA guidance range to $3.3 to $3.4 billion. Relative to Pembina's initial guidance, the revised outlook for the full year is based on stronger than expected fundamental marketing results, as a result of significantly higher NGL prices and higher marketed NGL volumes, partially offset by significant realized hedging losses. Further, the positive impact from modestly higher volumes across many of Pembina's pipeline systems and facilities is being partially offset by a number of factors including a stronger than expected Canadian dollar relative to the U.S. dollar, higher operating costs and integrity spending in the conventional and oil sands pipelines businesses, and lower contributions from certain assets. In addition, the revised outlook reflects higher general and administrative expense due to Pembina's rising share price and the resulting increase in long-term incentive compensation costs.

The Company has hedged approximately 50 percent of its 2021 frac spread exposure, excluding Aux Sable, with these hedges having been systematically entered into throughout 2019 and 2020. Further, the Company has now hedged approximately 25 percent of its 2022 frac spread exposure, excluding Aux Sable, and expects to reach its target of 50 percent by the end of the third quarter of 2021.

Stronger commodity prices and rising volumes mean Pembina's customers are in ever-better financial positions, generating significant free cash flow and improving their balance sheets, with many reaching their leverage targets earlier than expected. This sets the stage, we believe, for increased drilling activity and increased capital spending by producers into 2022, with positive implications for Pembina's business.

A positive outlook for the WCSB and customer demand for incremental service led to the reactivation during the quarter of Phase IX Peace Pipeline Expansion ("Phase IX") to support customers' long-term development plans while furthering product segregation on the Peace Pipeline system. Further decisions on Phase VIII Peace Pipeline Expansion and Prince Rupert Terminal Expansion are expected later this year and early next year, respectively. The same outlook also supports our confidence in the development of a portfolio of growth projects totaling more than $5 billion with compelling rates of return.

Termination of Proposed Inter Pipeline Transaction

On July 25, Pembina terminated the arrangement agreement providing for the proposed acquisition by Pembina of Inter Pipeline Ltd. ("Inter Pipeline"). In connection with the termination, Inter Pipeline subsequently paid

Pembina the $350 million termination fee provided for in the agreement.

The industrial logic of a combined Pembina and Inter Pipeline remains unparalleled and the value creation between certain of our assets is impossible to replicate by any other entity. While we are disappointed with this outcome, we will continue to seek opportunities for growth through focused acquisitions. Pembina remains optimistic about its future, including the profitability of our existing business given foreseeable sector tailwinds, as well as with tremendous flexibility to pursue an ever increasing and more diverse set of opportunities for growth, some of which we were able to highlight and advance during this process.

Transformational Partnerships and ESG

Pembina recently announced three significant and transformational partnerships that combine fundamentally strong business opportunities with compelling environmental, social and governance ("ESG") attributes: a partnership with the Haisla Nation to develop the proposed Cedar LNG Project; a partnership with TC Energy Corporation to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system; and Chinook Pathways, a partnership with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion project. Collectively, these partnerships support Pembina's global market access strategy, allow for meaningful Indigenous participation in Canadian energy development, and provide an important large-scale infrastructure platform needed for Alberta-based industries to effectively manage their greenhouse gas emissions and contribute positively to a lower-carbon economy. Together they will further enable the responsible development of Canadian energy, strengthening Canada's reputation and providing a decades-long runway to continued development of oil and gas resources that the world needs. We are proud of our work with our communities and our role in creating meaningful solutions that can deliver results that matter.

In closing, what has emerged over the course of an exciting past few months reflects continued progress towards a clear vision for Pembina's future. Our ambitions are being realized and we look forward to continuing to build out our diversified and integrated value chain, providing an exceptional customer service offering, including global market access for their products. At the same time, we remain committed to providing industry-leading total shareholder returns, including a stable and growing dividend, and furthering our ESG strategy in service of our employees, communities, customers and investors.

Projects and New Developments[1]

Pipelines:

- During the quarter, Pembina reactivated Phase IX, which will add capacity in the northwest Alberta-to-Gordondale, Alberta corridor to accommodate increased activity in the northeast British Columbia ("NEBC") Montney play. The project has a revised estimated cost of approximately $120 million, which reflects the addition of a Wapiti-to-Kakwa corridor pump station offset by cost savings identified through value engineering. Phase IX has an expected in-service date in the second half of 2022.

- Pembina continues to progress its Phase VII Peace Pipeline Expansion ("Phase VII"), which includes a new 20-inch, approximately 220 km pipeline and two new pump stations or terminal upgrades. Phase VII will add approximately 160,000 barrels per day of incremental capacity upstream of Fox Creek, accessing capacity available on the mainlines downstream of Fox Creek. All major procurement activities were

completed by the end of the second quarter and construction is underway and progressing according to schedule. The project has a capital budget of $775 million and has an expected in-service date in the first half of 2023.

- The previously announced Phase VIII Peace Pipeline Expansion ("Phase VIII") remains deferred. Initial contracts supporting the project remain intact and customers continue to signal plans which will necessitate the incremental capacity. Value engineering work is ongoing and Pembina continues to evaluate this project in discussions with its producing customers with a reactivation decision expected in the fourth quarter of 2021.

- In support of Phase IX and the potential reactivation of Phase VIII, Pembina has entered into an exclusivity agreement with, and concurrently provided an irrevocable offer for, midstream services to a premiere NEBC Montney producer. The exclusivity agreement provides a bridge to negotiation of definitive agreements for transportation and fractionation of a material volume of liquids and NGL mix from certain NEBC Montney lands. Pembina and the producer will work together over the next few months to develop and execute definitive agreements by the end of 2021. All new firm transportation and fractionation services provided under the proposed arrangement would be supported by long-term, take-or-pay agreements. Prior to deferral, Phase VIII had an associated capital cost of approximately $500 million but Pembina expects this level of investment to decrease given cost and scope improvements.

Facilities:

- Pembina continues to progress Empress Cogeneration Facility. The facility will use natural gas to generate up to 45 megawatts of electrical power, reducing overall operating costs by providing power and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, supplying approximately 90 percent of the site's power requirements. Further, this project will contribute to annual greenhouse gas emission reductions at Empress NGL Extraction Facility through the utilization of co-generation waste heat and low-emission power generated. Pembina anticipates a reduction of approximately 90,000 tonnes of carbon dioxide equivalent per year based on the current energy demand of Empress NGL Extraction Facility. Construction commenced in May 2021. The project has a capital budget of $120 million with an expected in-service date in the fourth quarter of 2022.

- Prince Rupert Terminal Expansion remains deferred. Engineering of the expansion is well advanced and Pembina expects to make a final investment decision in the first quarter of 2022.

Marketing & New Ventures:

- Pembina's New Ventures group continues to advance business opportunities in petrochemicals, liquefied natural gas ("LNG") and low-carbon energy. New Ventures is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders. During the second quarter of 2021, Pembina announced a strategic partnership agreement with the Haisla First Nation to develop the proposed Cedar LNG Project, a floating

LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, low-cost Canadian LNG for overseas markets. The Cedar LNG Project will be the largest First Nation-owned infrastructure project in Canada and will have one of the cleanest environmental profiles in the world. In addition, during the quarter, Pembina and TC Energy Corporation announced their intention to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's lower-carbon economy and create sustainable long-term value for Pembina and TC Energy stakeholders.

Financing

- On June 1, 2021, Pembina redeemed all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares.

- On April 28, 2021, DBRS Limited upgraded its ratings to 'BBB (high)' in respect of Pembina's senior unsecured medium-term notes, 'BBB (low)' in respect of Pembina's Fixed-to-Fixed Rate Subordinated Hybrid Notes (the "Series 1 Subordinated Notes") and 'Pfd-3 (high)' in respect of each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A, which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.

- During the quarter, Pembina extended its revolving and operating credit facilities to June 2026 and May 2022, respectively.

Dividends

- Pembina declared and paid dividends of $0.21 per common share in April, May and June 2021 for the applicable record dates.

- Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.268875; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of May 3, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on June 15, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on April 30, 2021.

Second Quarter 2021 Conference Call & Webcast

Pembina will host a conference call on Friday, August 6, 2021 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the second quarter of 2021. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 13, 2021 at 11:59 p.m. ET. To access the replay, please dial

either 416-849-0833 or 855-859-2056 and enter the password 3757059.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1354428&tp_key=2545fc3b28 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;
- **Investors** receive sustainable industry-leading total returns;
- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including outlooks related thereto; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; Pembina's sustainability, climate change and environmental, social and governance plans, initiatives and strategies; planning, construction, capital expenditure estimates, schedules, locations, expected capacity, incremental volumes, completion and in-service dates, rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's projects on its future financial performance and stakeholders; pipeline, processing, fractionation and storage facility and system operations and throughput levels; the expected benefits from Pembina's agreements; decisions and activities related to deferred projects; budget trends; the impact of current and expected market conditions on Pembina; expectations regarding adjusted EBITDA; expected sources of liquidity; expected cost savings and Pembina's ability to maintain such cost savings into the future; expected volumes across Pembina's conventional pipelines business; levels and types of contracted volumes; Pembina's options for allocating capital; plans and expectations relating to hedging; expectations regarding the repurchase and redemption of shares and the timing thereof; and expected future cash flows and the sufficiency thereof to fund Pembina's capital program.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina

to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2021 adjusted EBITDA guidance contained herein as of the date of this press release. The purpose of our adjusted EBITDA guidance is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding these non-GAAP measures, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's MD&A for the three and six months ended June 30, 2021, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

For further information:
Investor Relations
Scott Arnold, Manager Investor Relations
(403) 231-3156
1-855-880-7404
E-mail: investor-relations@pembina.com
www.pembina.com